Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 28, 2011

VIA EDGAR
Mr. Mark Cowan
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Post-Effective Amendment No. 76 to the Registration Statement on Form N-1A of DWS Variable Series II (the “Registrant”) (Reg. No. 811-05002)

Dear Mr. Cowan,

This letter is being submitted to respond to the comments of the staff of the Securities and Exchange Commission (“SEC”) received on April 15, 2011 relating to the above-captioned Post-Effective Amendment for the Registrant filed with the SEC on March 2, 2011.

The Staff’s comments are restated below, followed by the Registrant’s responses.

1.         General

a.         Comment:  The staff has observed that 497Ks filed contain language that the prospectus and SAI, as may be supplemented from time to time, are incorporated by reference into the summary.  Please be advised that you cannot incorporate by reference something that does not yet exist.

The purpose of referring to the date of the current statutory prospectus is so that the investor knows when the statutory prospectus has been updated.  Thus, if a registrant amends its statutory prospectus (and the change does not apply to Items 1 through 8), the registrant is required to send a sticker to the summary prospectus updating the date of the current statutory prospectus.

Response: The Registrant acknowledges the staff’s position regarding what it means for the summary prospectus legend to refer to the date of the document that is being incorporated by reference into the summary prospectus under Rule 498.  With respect to the final sentence of comment 1(a), the Registrant believes that its existing prospectus delivery procedures are reasonably designed to enable it to comply with its prospectus delivery obligations.

b.         Comment:  Please confirm that the registrant is aware of its obligation to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement.  See IC-28617 (February 9, 2010)

Response:  The Registrant is aware of its obligation to make an XBRL filing not later than 15 business days after the effective date of a post-effective amendment to its registration statement that includes or amends information provided in response to Items 2, 3 or 4 of Form N-1A.

c.         Comment:  For each fund that describes investments in derivative instruments, please review each fund’s principal strategies and principal risks disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective.  See Barry Miller Letter to the ICI dated July 30, 2010.

Response:  The Registrant believes that each Fund’s disclosure, as applicable, regarding the use of derivatives is appropriate in light of each Fund’s circumstances.

2.         Fee  Table

a.         Comment:  Either remove the caption “Shareholder Fees,” or change “None” to N/A.  Some of these fees may be assessed at the contract level.

Response:  Registrant believes that the inclusion of “Shareholder Fees” is required by the Form.  Additionally, Registrant notes the introduction to each Fund’s fee table states that “This information does not reflect fees associated with the separate account that invests in the fund or any variable life insurance policy or variable annuity contract for which the fund is an investment option.  These fees will increase expenses.”

b.         Comment:  Alternative Asset Allocation Plus VIP.  With respect to the footnote, please use a font size smaller than that used in the text of the table.  Also, please confirm that the contractual fee waiver will expire for no less than one year from the effective date of the fund’s registration statement.

Response:  Registrant believes that the font size of the contractual waiver disclosure is appropriate as the waiver is not in a footnote to the table as per Item 3, instruction 3(e).   Registrant confirms that the contractual fee waiver is for a period of one year from the effective date of the registration statement.

3.         Example

Comment:  With respect to the example, please clarify that separate account expenses are not reflected and that if the fees at the separate account or contract level were included, overall expenses would be higher.

Response:  The requested change has been made.

4.         Portfolio Turnover

Comment:  Certain portfolios with turnover rates greater than 100% (e.g., DWS Blue Chip VIP and DWS Global Thematic VIP) should list active and frequent trading among the strategies along with any corresponding risks.

Response:  The requested change has been made.

5.         Principal Investment Strategies/Risks

a.         Comment:  Alternative Asset Allocation Plus VIP.  We note that small company and short sale risk is listed as a principal risk, but no corresponding strategy is described in the strategy section.

Response:  The Fund’s prospectus includes disclosure describing investment strategies of the underlying DWS Funds in which the Fund may invest, including a description of the types of investments in which each underlying DWS Fund may invest.The Fund believes that its disclosed strategy of investing in other DWS funds, some of which invest in small company stocks and utilize short sales, gives rise to small company and short sale risk.

b.         Comment:  DWS Balanced VIP.  Please include risks specific to investing in convertible securities.  Also, please disclose any corresponding investment strategy that would give rise to IPO risk.

Response:  The Fund believes that “Stock market risk” addresses the principal risk of investing in preferred stocks and convertible securities.  The Fund believes that its disclosed strategy of investing at least 60% of its net assets in common stocks and other equity securities gives rise to IPO risk.

c.         Comment:  DWS Blue Chip VIP.  Please include the capitalization range associated with “large companies in the S&P 500 Index.”  Please include risks specific to investing in preferred stocks and convertible securities.

Response:  The Fund has added disclosure regarding the median market capitalization of the S&P 500 Index.  The Fund believes that “Stock market risk” addresses the principal risk of investing in preferred stocks and convertible securities.

d.         Comment:  DWS Diversified International Equity VIP.  Please include risks specific to investing in preferred stocks and convertible securities.  Also, please disclose any corresponding investment strategy that would give rise to emerging market and small company risk.

Response:  The Fund believes that “Stock market risk” addresses the principal risk of investing in preferred stocks and convertible securities.  The Fund believes that its disclosed strategy of investing a portion of its assets in securities of companies located in emerging markets, such as those of many countries in Latin America, the Middle East, Eastern Europe, Asia and Africa, gives rise to emerging markets risk.  The Fund believes that its disclosed strategy of investing in companies of any size gives rise to small company risk.

e.         Comment:  DWS Dreman Small Mid Cap Value VIP.  Please include the capitalization range of the Russell 2000 Value Index.  Please include risks specific to investing in preferred stocks and convertible securities.  Also, please disclose any corresponding investment strategy that would give rise to emerging market risk.

Response:  The Fund has added disclosure regarding the median market capitalization of the Russell 2000 Value Index.  The Fund believes that “Stock market risk” addresses the principal risk of investing in preferred stocks and convertible securities.  The Fund believes that its disclosed strategy of investing up to 20% of net assets in foreign securities gives rise to emerging markets risk.

f.          Comment:  DWS Global Thematic VIP.  Please disclose any corresponding investment strategy that would give rise to emerging market, credit and interest rate risk.

Response:  The Fund believes that its disclosed strategy of investing in common stocks and equity securities of companies located throughout the world gives rise to emerging markets risk.  The Fund has added its ability to invest a portion of its assets in debt securities, including junk bonds, to the Principal Investment Strategy section.

g.         Comment:  DWS Government & Agency Securities VIP and DWS Money Market VIP.  Please disclose as a principal risk of investing in government securities that not all government securities (e.g., agency securities) are backed by the full faith and credit of the federal government.

Response:  The “Main investments” section includes disclosure that some of the instruments in which the fund invests may not be guaranteed by the full faith and credit of the United States.  In addition, the Fund has added appropriate risk disclosure to the credit risk sub-section of “Main Risks” section.

h.         Comment:  DWS High Income VIP.  Please disclose any corresponding investment strategy that would give rise to emerging markets risk

Response:  The Fund believes that its disclosed strategy of investing up to 50% of its total assets in bonds denominated in US dollars or foreign currencies from foreign issuers gives rise to emerging markets risk.

i.          Comment:  DWS Large Cap Value VIP.  Please include the capitalization range of the Russell 1000 Value Index.  Also, please disclose any corresponding investment strategy that would give rise to liquidity and emerging markets risk.

Response:  The Fund has added disclosure regarding the median market capitalization of the Russell 1000 Value Index.  The Fund believes that its disclosed strategy of investing up to 20% of total assets in foreign securities gives rise to emerging markets risk.  The Fund believes that its disclosed strategy of investing in derivatives gives rise to liquidity risk.

j.          Comment:  DWS Mid Cap Growth VIP.  Please include the capitalization range of the Russell Mid Cap Growth Index.  Please include risks specific to investing in preferred stocks and convertible securities. Also, please disclose any corresponding investment strategy that would give rise to emerging markets risk.

Response:  DWS Mid Cap Growth VIP is scheduled to merge into DWS Small Mid Cap Growth VIP on or about April 29, 2011.  Accordingly, the Fund will not be included in the Registrant’s future registration statement filings.

k.         Comment:  DWS Small Mid Cap Growth VIP.  Please include the capitalization range of the Russell 2000 Growth Index and Russell Mid Cap Growth Index.  Please include risks specific to investing in preferred stocks and convertible securities. Also, please disclose any corresponding investment strategy that would give rise to emerging markets risk

Response:  The Fund has added disclosure regarding the median market capitalization of the Russell 2000 Growth Index and Russell Mid Cap Growth Index.  The Fund believes that “Stock market risk” addresses the principal risk of investing in preferred stocks and convertible securities.  The Fund believes that its disclosed strategy of investing up to 25% of its assets in foreign securities gives rise to emerging markets risk.

l.          Comment:  DWS Strategic Value VIP.  Please disclose any corresponding investment strategy that would give rise to emerging markets and liquidity risk.

Response:  DWS Strategic Value VIP is scheduled to merge into DWS Large Cap Value VIP on or about April 29, 2011.  Accordingly, the Fund will not be included in the Registrant’s future registration statement filings.

m.        Comment:  DWS Technology VIP.  Please disclose any corresponding investment strategy that would give rise to credit, interest rate, and prepayment and extension risk.

Response:  DWS Technology VIP is scheduled to merge into DWS Capital Growth VIP on or about April 29, 2011.  Accordingly, the Fund will not be included in the Registrant’s future registration statement filings.

o.         Comment:  DWS Turner Mid Cap Growth VIP.  Please include the capitalization range of the Russell Mid Cap Growth Index.  Please disclose any corresponding investment strategy that would give rise to foreign investment and IPO risk.

Response:  DWS Turner Mid Cap Growth VIP is scheduled to merge into DWS Small Mid Cap Growth on or about April 29, 2011.  Accordingly, the Fund will not be included in the Registrant’s future registration statement filings.

5.         Performance Information

a.         Comment:  With respect to the bar charts, please remove the horizontal lines on those other than the zero axis.  Also, please label the zero axis accordingly.  In addition, negative return numbers should appear below the zero axis.  Also, make sure positive and negative returns should both be on the same scale (it appears negative returns are presented on a smaller scale – see the bar chart on p. 58).

Response:  Registrant believes that the bar charts comply with the requirements of Form N-1A but has undertaken to remove the horizontal lines on those other than the zero axis, ensure that negative numbers are reflected below the zero axis and that the bar charts are drawn to scale.  Registrant is exploring the feasibility of labeling the zero axis in future registration statement filings.

b.         Comment:  Please remove the “Inception Date” column.  It may appear as a parenthetical in the table.

Response:  Recently, DWS has engaged in discussions with the SEC staff regarding the presentation of performance tables in connection with the staff review of the DWS retail mutual fund prospectuses and has made a number of changes for funds that have multiple share classes with different inception dates (e.g., a fund that has a share class with only 1 calendar year of returns and others with 5 or 10 years returns).  The table format in the Registrant’s registration statement matches the format that, as a result of those discussions, is being used in the DWS retail fund prospectuses.  DWS would like to retain the format in the Registrant’s registration statement so that a consistent format appears in prospectuses throughout the fund complex.

c.         Comment:  Please confirm to the staff that the funds’ fiscal years are other than a calendar year.

Response:  Each of Registrant’s funds has a fiscal year end of December 31.

d.         Comment:  Please remove the footnotes to the Average Annual Returns table for the DWS Balanced VIP fund as the footnotes are neither required nor permitted by Form N-1A.  Disclosure regarding the additional indexes may be presented in the narrative.  See Instruction 2(b) to Item 4 of Form N-1A.

Response:  Registrant has deleted the footnote relating to the blended index and has changed the disclosure relating to the change in index to full text.

6.         Portfolio Management

Comment:  We note that DWS Core Fixed Income VIP and DWS Strategic Income VIP list nine and seven portfolio managers, respectively.  Please confirm to the staff that each individual is primarily responsible for the day to day management of the fund’s portfolio rather than part of a committee, team or other group of persons associated with the fund jointly responsible for the day to day management of the fund’s portfolio.  If the latter, please only list the five persons with the most significant responsibility for day to day management of the fund’s portfolio.

Response:  Registrant confirms that the individuals listed are primarily responsible for the day-to-day management of the DWS Core Fixed Income VIP and DWS Strategic Income VIP and that the Funds.  Registrant believes that its disclosure is consistent with item (5)(b) of the Form which, while indicating that Registrant need only provide information for the 5 persons with the most significant responsibility, does not appear to prohibit inclusion of more than 5 persons.

7.        Comment:   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

/s/Caroline Pearson

Caroline Pearson
Managing Director and DWS Funds Chief Legal Officer